UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): August 16, 2006

Timberline Resources Corporation

(Exact name of registrant as specified in its charter)

Idaho	000-51549	82-0291227
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

1100 East Lakeshore Drive, Suite 301 Coeur d'Alene, ID	83814
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number: **(208) 664-4859**

n/a
(Former Name or Former Address if Changed
Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act   (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement.**

On August 16, 2006, the Registrant ("TBLC") exercised its option and entered into a Mining Lease and Option to Purchase Agreement ("Mining Lease") with Diversified Inholdings LLC (a Nevada limited liability company) ("Diversified") regarding Diversified's East Camp Douglas property located along the Walker Lane Mineral belt in south central Nevada. This property is comprised of 87 unpatented mining claims, totaling more than 1,700 acres. Drilling by previous operators included intercepts of 60 feet of 0.47 ounces per ton (oz/t) gold and 10 feet of 0.19 oz/t gold, with select rock chip samples grading up to 4.9 oz/t gold. Two separate areas of low-sulphidation quartz-adularia and high-sulphidation quartz-alunite alteration and mineralization have been explored on the property. The property is located at the intersection of the regional west-northwest Pancake / Cerro Duro Lineament (Bodie, Aurora, and Borealis mines) and the northwest trending Walker Lane Structural Belt (Rawhide, Paradise Peak, Tonopah, and Goldfield mines).

The Mining Lease was part of and an exhibit (Exhibit B) to the Exploration License and Option to Lease Agreement ("Exploration License") that TBLC entered into with Diversified effective June 30, 2006. (See TBLC's Current Report on Form 8K filed on July 7, 2006). The Exploration License granted TBLC the right to explore the property wherein it had a 45 day due diligence period to compile and evaluate all historic data from the project, and then conduct detailed geologic, structural, geochemical, and alteration mapping in anticipation of a late season drill program. TBLC entered into the Mining Lease because it had determined that the results of the aforementioned due diligence, evaluations and mapping were satisfactory. The Mining Lease provides for annual advance royalty payments to Diversified of $15,000 escalating to a cap of $75,000 and annual work expenditure obligations for TBLC of $50,000, escalating to a cap of $100,000. Pursuant to the Mining Lease, upon completion of a positive feasibility study or a production decision, TBLC may purchase the Property for $10,000 subject to a 3-percent Net Smelter Returns (NSR) royalty, of which 1-percent may be purchased for $2-million.

A copy of the executed Mining Lease and Option to Purchase Agreement is attached hereto as Exhibit 10.1 and incorporated by reference hereto.

2

Item 8.01   Other Events.

Press Release

On August 21, 2006, the TBLC issued a press release announcing that it had exercised its option on the East Camp Douglas Gold Project.

A copy of the press release is attached hereto as Exhibit 99.1

Item 9.01

> **Exhibits.**
>
> Exhibit 10.1   The August 16, 2006, Mining Lease and Option to Purchase Agreement by and between Timberline Resources Corporation and Diversified Inholdings LLC.
>
> Exhibit 99.1   August 21, 2006 Press Release announcing that Timberline Resources Corporation had exercised its option on the East Camp Douglas Gold Project

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Timberline Resources Corporation

By: /s/ John Swallow

Date: August 22, 2006

John Swallow
Chief Executive Officer and Chairman of the Board of Directors

Exhibit 10.1

Mining Lease and Option to Purchase Agreement

This Mining Lease and Option to Purchase Agreement ("Agreement") is made and entered into by and between Diversified Inholdings, LLC, a Nevada limited liability company ("Owner"), and Timberline Resources Corporation, an Idaho corporation ("TRC").

Recitals

A.   Owner owns the CD unpatented mining claims situated in Mineral County, Nevada, more particularly described in Exhibit A attached to and by this reference incorporated in this Agreement (collectively the "Property").

B.   Owner and TRC are parties to the Exploration License and Option to Lease Agreement dated June 30, 2006, pursuant to which Owner granted to TRC the option to lease the Property and TRC has delivered notice of its election to exercise the option.

C.   Owner desires to lease the Property to TRC and to grant to TRC the option to purchase the Property on the terms and conditions of this Agreement.

Now, therefore, in consideration of their mutual promises, the parties agree as follows:

1.   Definitions. The following defined terms, wherever used in this Agreement, shall have the meanings described below:

1.1   "Area of Interest" means the geographic area within the exterior boundaries of the Property and the lands described in Exhibit A and the map which is part of Exhibit A.

1.2   "Closing Date" means the date on which TRC's purchase of the Property is closed in accordance with Section 5.

1.3   "Effective Date" means August 15, 2006, or the date on which the parties execute this Agreement, whichever first occurs.

1.4   "Governmental Regulations" means all directives, laws, orders, ordinances, regulations and statutes of any federal, state or local agency, court or office.

1.5   "Interest Rate" means LIBOR plus two percent (2%) per annum.

1.6   "Lease Year" means each one (1) year period beginning on January 15, 2007, and on the like date of each succeeding year.

1.7   "Minerals" means all minerals and mineral materials, including gold, silver, platinum and platinum group metals, base metals (including antimony, chromium, cobalt, copper, lead, manganese, mercury, nickel, molybdenum, titanium, tungsten, zinc), and other metals and mineral materials which are on, in or under the Property.

28287000 Timberline Lease 062206   1

Exhibit B

1.8   "Net Smelter Returns" means the net smelter returns from the production of Minerals from the Property as calculated and determined in accordance with Exhibit 1 to the conveyance to be executed and delivered in accordance with Section 5.5.

1.9   "Option" means the Option granted by Owner to TRC to purchase the Property.

1.10   "Owner" means Diversified Inholdings, LLC, a Nevada limited liability company, and its successors and assigns.

1.11   "Payments" means the payments payable by TRC in accordance with Section 4.1.

1.12   "Property" means the CD unpatented mining claims situated in Mineral County, Nevada, plus any additional unpatented mining claims which are made subject to this Agreement in accordance with its terms.

1.13   "Purchase Price" means the purchase price for the Property described in Section 5.

1.14   "Royalty" means the production royalty payable by TRC to Owner in accordance with Section 4.2.

1.15   "TRC" means Timberline Resources Corporation, an Idaho corporation, and its successors and assigns.

2.   Lease and Grant of Rights. Owner leases the Property to TRC and grants TRC the rights and privileges described in this Section.

2.1   **Lease.** Owner leases the Property to TRC for the purposes of exploration for Minerals, provided, however, that TRC shall have no right to construct, develop or operate a mine on the Property without first having exercised and closed the Option.

2.2   **Water Rights.** Subject to the regulations of the State of Nevada concerning the appropriation and taking of water, TRC shall have the right to appropriate and use water, to drill wells for the water on the Property and to lay and maintain all necessary water lines as may be required by TRC in its operations on the Property. If TRC acquires or files any application for appropriation or a permit, it shall cause each such application and permit to be taken jointly in the names of Owner and TRC. On termination of this Agreement, except on TRC's exercise and closing of the Option, TRC shall assign and convey to Owner all permits and water rights appurtenant to the Property which are acquired by TRC during the term of this Agreement. If TRC exercises and closes the Option, Owner shall assign and convey to TRC all permits and water rights appurtenant to the Property.

3.   Term. The initial term of this Agreement shall commence on the Effective Date and shall expire on January 15, 2027, unless this Agreement is sooner terminated, canceled or

28287000 Lease Timberline 062606   2

Exhibit B

extended. TRC shall have the right to extend this Agreement for additional one (1) year terms, provided that TRC has fully performed all of its obligations under this Agreement and is conducting exploration or pre-development activities on the Property on the expiration of the term immediately preceding the extension term. TRC shall deliver written notice to Owner of TRC's intent to extend this Agreement.

4.   Payments.

4.1   Minimum Payments. On the dates described below, TRC shall pay to Owner the sums described below:

Date	Payment Amount
January 15, 2007	$30,000.00
January 15, 2008	$35,000.00
January 15, 2009	$40,000.00
January 15, 2010	$45,000.00
January 15, 2011	$50,000.00
January 15, 2012	$55,000.00
January 15, 2013	$60,000.00
January 15, 2014	$65,000.00
January 15, 2015	$70,000.00
January 15, 2016	$75,000.00
and the like day of each subsequent year	

The cash Payments shall be credited cumulatively against TRC's Royalty payment obligations, but shall not be credited against the Purchase Price.

4.2   Production Royalty. TRC shall pay to Owner a production royalty based on the Net Smelter Returns from the production or sale of Minerals from the Property, including any additions to the Property resulting from the parties' location of unpatented mining claims in the Area of Interest.   The Royalty percentage rate shall be three percent (3%) of the Net Smelter Returns. TRC shall have the option to purchase a portion of the Royalty representing one percent (1%) of the Net Smelter Returns in accordance with the terms of the conveyance to be executed and delivered in accordance with Section 5.5.

4.3   Method of Payment. Except as otherwise provided in this Agreement, all payments by TRC to Owner shall be paid by wire transfer to an account designated by Owner.

4.4   Late Charge and Interest. If TRC does not timely pay any Payment or any other amount payable by TRC under this Agreement within ten business (10) days after the date on which such payment is due, TRC shall pay to Owner a late charge equal to ten percent (10%) of such overdue amount. If any Payment or other amount payable by TRC remains delinquent for a period in excess of thirty (30) days, TRC shall pay to Owner, in addition to the late charge, interest from and after the due date at the Interest Rate.

28287000 Lease Timberline 062606   3

Exhibit B

4.5   Currency. All sums referred to in this Agreement are in United States currency.

5.   Option. Owner grants to TRC the exclusive right to purchase the Property, subject to the Royalty reserved by Owner and subject to TRC's obligations under the conveyance executed and delivered by Owner on the closing of the Option. TRC may exercise the Option at any time after TRC commits to commence development of a mine or mining on the Property or completes a positive feasibility study for development or mining on the Property. The Purchase Price for the Property shall be Ten Thousand Dollars ($10,000.00).

5.1   Notice of Election. If TRC elects to exercise the Option, TRC shall deliver written notice to Owner. On Owner's receipt of TRC's notice of exercise of the Option, the parties shall make diligent efforts to close the conveyance of the Property, as applicable, within thirty (30) days after Owner's delivery of the notice.

5.2   Real Property Transfer Taxes. TRC shall pay the real property transfer taxes, if any, the costs of escrow and all recording costs incurred in closing of the Option. The parties acknowledge that there are presently no real property transfer taxes assessed on the transfer of title to unpatented mining claims, including the unpatented mining claims which constitute the Property.

5.3   Proration of Taxes. Payment of any and all state and local real property and personal property taxes levied on the Property and not otherwise provided for in this Agreement shall be prorated between the parties as of the closing of any transaction on the basis of a thirty (30) day month. The parties acknowledge that there are presently no real property taxes assessed against unpatented mining claims, including the unpatented mining claims which constitute the Property.

5.4   Payment on Closing. On closing of the Option, TRC shall pay the Purchase Price to Owner in cash or by wire transfer in accordance with Section 4.3

5.5   Conveyance on Closing. If TRC exercises and closes the Option, Owner shall execute and deliver to TRC a conveyance of the Property which contains the reservation of the Royalty and obligates TRC to make the Payments in the form of Exhibit 5.5 attached to and by this reference incorporated in this Agreement. On the closing of the Option, the parties shall complete the conveyance by inserting the description of all of the unpatented mining claims which comprise the Property on closing of the Option. The execution, delivery and recording of the conveyance shall not constitute a merger of TRC's obligations under this Agreement which shall survive the closing of the Option. Owner and TRC shall execute and deliver such other written assurances and instruments as are reasonably necessary for the purpose of closing the purchase of the Property.

5.6   Effect of Closing. On closing of the Option, TRC shall own the Property, subject to the Royalty reserved by Owner and TRC's obligations stated in the conveyance of the

28287000 Lease Timberline 062606   4

Property.

6. **Compliance With The Law.** TRC shall, at TRC's sole cost, promptly comply with all Governmental Regulations relating to the condition, use or occupancy of the Property by TRC, including but not limited to all exploration and development work performed by TRC during the term of this Agreement. TRC shall, at its sole cost, promptly comply with all applicable Governmental Regulations regarding reclamation of the Property and TRC shall defend, indemnify and hold harmless Owner from any and all actions, assessments, claims, costs, fines, liability and penalties arising from or relating to TRC's failure to comply with any applicable Governmental Regulations. Owner agrees to cooperate with TRC in TRC's application for governmental licenses, permits and approvals, the costs of which shall be borne by TRC. Promptly following the Effective Date, TRC shall apply and diligently prosecute its application for a special use permit for mining operations on the Property.

7. **TRC's Work Practices and Reporting.**

    7.1 **Work Practices.** TRC shall work the Property in a miner-like fashion.

    7.2 **Inspection of Data.** During the term of this Agreement, Owner shall have the right to examine and make copies of all data, including interpretative data, regarding the Property in TRC's possession during reasonable business hours and upon prior notice, provided, however, that the rights of Owner to examine such data shall be exercised in a manner that does not interfere with the operations of TRC.

    7.3 **Reports.** On or before February 1 following each calendar year during which this Agreement is effective, TRC shall deliver to Owner a comprehensive report, which includes all factual data, of all of TRC's activities conducted on the Property for the previous calendar year.

8. **Scope of Agreement.** This Agreement shall extend to and include the unpatented mining claims described in Exhibit A which is part of this Agreement, and in the exhibits which are part of this Agreement, and all other interests, mining claims and property rights made part of and subject to this Agreement in accordance with this Section. All unpatented mining claims located by Owner or TRC which are partially or wholly in the Area of Interest shall be located in Owner's name and shall be part of and subject to this Agreement. If a party locates any unpatented mining claims in the Area of Interest, the locator shall promptly notify the other party. The parties shall execute and deliver an amendment of this Agreement, in recordable form, which provides that the newly located unpatented mining claims are part of the Property and are subject to this Agreement. The amendment may be recorded by either party.

9. **Liens and Notices of Non-Responsibility.** TRC agrees to keep the Property at all times free and clear of all liens, charges and encumbrances of any and every nature and description done made or caused by TRC, and to pay, and defend, indemnify and hold harmless Owner from and against, all indebtedness and liabilities incurred by or for TRC which may or might become a lien, charge or encumbrance; except that TRC need not discharge or release any such lien, charge

28287000 Lease Timberline 062606   5

or encumbrance so long as TRC disputes or contests the lien, charge or encumbrance and posts a bond sufficient to discharge lien acceptable to Owner. Subject to TRC's right to post a bond in accordance with the foregoing, if TRC does not within thirty (30) days following the imposition of any such lien, charge or encumbrance, cause the same to be released of record, Owner shall have, in addition to Owner's contractual and legal remedies, the right, but not the obligation, to cause the lien to be released by such manner as Owner deems proper, including payment of the claim giving rise to such lien, charge or encumbrance. All sums paid by Owner for and all expenses incurred by it in connection with such purpose, including court costs and attorney's fees, shall be payable by TRC to Owner on demand with interest at the Interest Rate.

10. Taxes.

10.1 Real Property Taxes. Owner shall pay any and all taxes assessed and due against the Property before execution of this Agreement. TRC shall pay promptly before delinquency all taxes and assessments, general, special, ordinary and extraordinary, that may be levied or assessed during the term of this Agreement upon the Property. All such taxes for the year in which this Agreement is executed and for the year in which this Agreement terminates shall be prorated between Owner and TRC, except that neither Owner nor TRC shall be responsible for the payment of any taxes which are based upon income, net proceeds, production or revenues from the Property assessed solely to the other party. The parties acknowledge that there are presently no real property taxes assessed against unpatented mining claims, including the unpatented mining claims which constitute the Property.

10.2 Personal Property Taxes. Each party shall promptly when due pay all taxes assessed against such party's personal property, improvements or structures placed or used on the Property.

10.3 Income Taxes. Owner shall not be liable for any taxes levied on or measured by income or net proceeds, or other taxes applicable to TRC, based upon payments under this Agreement or under the conveyance executed and delivered by Owner on the Closing of the Option.

10.4 Delivery of Tax Notices. If Owner receives tax bills or claims which are TRC's responsibility, Owner shall promptly forward them to TRC for payment.

11. Insurance and Indemnity.

11.1 TRC's Liability Insurance. TRC shall, at TRC's sole cost, keep in force during this Agreement term a policy of commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Property, with limits in the amount of at least Two Million Dollars ($2,000,000) per occurrence for injuries to or death of person, One Million Dollars ($1,000,000) per occurrence for property damage, and with a contractual liability endorsement insuring TRC's performance of TRC's indemnity obligations of this Agreement.

Exhibit B

11.2   Form and Certificates. The policy of insurance required to be carried by TRC pursuant to this Section shall be with a company approved by Owner and shall have a Best's Insurance Rating of at least A-VII. Such policy shall name Owner as an additional insured and contain a cross-liability and severability endorsement. TRC's insurance policy shall also be primary insurance without right of contribution from any policy carried by Owner. A certificate of insurance and a copy of TRC's insurance policy shall be provided to Owner before any entry by TRC or its agents or employees on the Property and shall provide that such policy is not subject to cancellation, expiration or change, except upon thirty (30) days prior written notice to Owner.

11.3   Waiver of Subrogation. TRC and Owner each waives any and all rights of recovery against the other, and against the partners, members, officers, employees, agents and representatives of the other, for loss of or damage to the Property or injury to person to the extent such damage or injury is covered by proceeds received under any insurance policy carried by Owner or TRC and in force at the time of such loss or damage.

11.4   Waiver and Indemnification. Owner shall not be liable to TRC and TRC waives all claims against Owner for any injury to or death of any person or damage to or destruction of any personal property or equipment or theft of property occurring on or about the Property or arising from or relating to TRC's business conducted on the Property. TRC shall defend, indemnify and hold harmless Owner and its members, officers, directors, agents and employees from and against any and all claims, judgments, damage, demands, losses, expenses, costs or liability arising in connection with injury to person or property from any activity, work, or things done, permitted or suffered by TRC or TRC's agents, partners, servants, employees, invitees or contractors on or about the Property, or from any breach or default by TRC in the performance of any obligation on the part of TRC to be performed under the terms of this Agreement (all of the foregoing collectively referred to as "General Indemnity Claims"). TRC agrees to defend all General Indemnity Claims on behalf of Owner, with counsel reasonably acceptable to Owner. The obligations of TRC contained in this Section shall survive the expiration of the term or other termination of this Agreement.

12.   Environmental.

12.1   Definitions. Hazardous Materials means any material, waste, chemical, mixture or byproduct which: (a) is or is subsequently defined, listed, or designated under Applicable Environmental Laws (defined below) as a pollutant, or as a contaminant, or as toxic or hazardous; or (b) is harmful to or threatens to harm public health, safety, ecology, or the environment and which is or hereafter becomes subject to regulation by any federal, state or local governmental authority or agency. Applicable Environmental Laws means any applicable federal, state, or local government law (including common law), statute, rule, regulation, ordinance, permit, license, requirement, agreement or approval, or any applicable determination, judgment, injunction, directive, prohibition or order of any governmental authority with jurisdiction at any level of federal, state, or local government, relating to pollution or protection of the environment, ecology, natural resources, or public health or safety.

Exhibit B

12.2 TRC Hazardous Material Activities. TRC shall limit any use, generation, storage, treatment, transportation, and handling of Hazardous Materials in connection with TRC's use of the Property (collectively "TRC Hazardous Materials Activities") to those Hazardous Materials, and to quantities of them, that are necessary to perform activities permitted under this Agreement. TRC Hazardous Materials Activities include, without limitation, all such activities on or about the Property by TRC's employees, partners, agents, invitees, contractors and their subcontractors. TRC shall not cause or permit any Hazardous Materials to be disposed or abandoned at the Property. TRC shall cause all TRC Hazardous Materials Activities to be performed in strict conformance to Applicable Environmental Laws. TRC shall promptly notify Owner of any actual or claimed violation of Applicable Environmental Laws in connection with TRC Hazardous Materials Activities, and TRC shall promptly and thoroughly cure any violation of Applicable Environmental Laws in connection with TRC Hazardous Materials Activities. If any governmental approval, consent, license or permit is required under Applicable Environmental Laws for TRC to perform any portion of its work at the Property, including without limitation any air emission permits, before commencing any such work, TRC shall be solely responsible, at TRC's expense, for obtaining and maintaining, and providing copies of, each approval, consent, license or permit. All TRC Hazardous Materials Activities shall be performed by qualified personnel who have received proper training with respect to Hazardous Materials, including compliance with applicable OSHA laws and regulations. TRC shall cause all Hazardous Materials present at the Property in connection with TRC Hazardous Materials Activities to be safely and securely stored, using double containment. TRC agrees that neither its use of the Property nor TRC Hazardous Materials Activities shall result in contamination of the environment.

12.3 Spills of Hazardous Materials. TRC shall promptly notify Owner and each governmental regulatory entity with jurisdiction of any spills, releases, or leaks of Hazardous Materials that occur in connection with TRC Hazardous Materials Activities or TRC's use of the Property, including but not limited to any resulting contamination of the environment (collectively "TRC Contamination"). TRC further shall promptly notify Owner of any claims of which TRC becomes aware regarding any actual or alleged TRC Contamination. TRC shall be solely responsible at its expense for promptly, diligently and thoroughly investigating, monitoring, reporting on, responding to, and cleaning up to completion any and all such TRC Contamination, in full conformance to Applicable Environmental Laws (collectively the "TRC Environmental Response Work"). All TRC Environmental Response Work shall be reported to each governmental regulatory entity with jurisdiction on an ongoing basis, and TRC shall diligently attempt to obtain written concurrence from each such regulatory entity that all TRC Environmental Response Work has been satisfactorily performed and completed. TRC at its expense shall keep Owner timely informed of TRC's progress in responding to any TRC Contamination, including but not limited to providing Owner with copies, at TRC's expense, of all reports, work plans, and communications with governmental regulatory entities.

12.4 Removal of Stored Hazardous Materials. Before the expiration or termination of this Agreement, and notwithstanding any other provision of this Agreement, and in full

Exhibit B

conformance to Applicable Environmental Laws, TRC shall: (a) cause to be properly removed from the Property all Hazardous Materials stored at the Property in connection with TRC's use of the Property or in connection with TRC Hazardous Materials Activities; and (b) cause to be properly dismantled, closed and removed from the Property all devices, drums, equipment and containments used for handling, storing or treating Hazardous Materials Activities. As part of the closure and removal activities described in the preceding sentence, TRC shall cause to be performed representative environmental sampling of areas of the Property where such handling, storing or treating of Hazardous Materials occurred, to confirm that no contamination of the environment has resulted from any TRC Hazardous Materials Activities. Such sampling shall be performed by a qualified environmental consultant acceptable to Owner, and such consultant shall promptly issue a written report which describes the consultant's data, findings, and conclusions, a copy of which shall be provided to Owner at TRC's expense. If any TRC Contamination is discovered, TRC shall immediately initiate TRC Environmental Response Work as prescribed in this Agreement.

12.5 Environmental Indemnity. TRC shall promptly reimburse, defend, indemnify (with legal counsel acceptable to Owner, whose consent shall not unreasonably be withheld) and hold harmless Owner, its employees, assigns, successors-in-interest, agents and representatives from any and all claims, liabilities, obligations, losses, causes of action, demands, governmental proceedings or directives, fines, penalties, expenses, costs (including but not limited to reasonable attorney's fees, consultant's fees and other expert's fees and costs), and damages, which arise from or relate to: (a) TRC Hazardous Materials Activities; (b) TRC Contamination; (c) any non-compliance with Applicable Environmental Laws in connection with TRC's use of the Property; or (d) a breach of any obligation of TRC under this Section.

12.6 Survival. The provisions of this Section shall survive expiration or termination of this Agreement.

13. Property Maintenance.

13.1 Claim Maintenance.

13.1.1 Annual Assessment Work. To the extent required by law, beginning with the annual assessment work period of September 1, 2006, to September 1, 2007, and for each succeeding annual assessment work year commencing during the term of this Agreement, and not less than thirty (30) days before the applicable deadline, TRC shall perform for the benefit of the Property work of a type customarily deemed applicable as assessment work and of sufficient value to satisfy the annual assessment work requirements of all applicable federal, state and local laws, regulations and ordinances, if any, and shall prepare evidence of the same in form proper for recordation and filing, and shall timely record and/or file such evidence in the appropriate federal, state and local office as required by applicable federal, state and local laws, regulations and ordinances. TRC shall deliver to Owner proof of TRC's compliance with this Section not less than fifteen (15) days before the applicable deadline. If TRC elects to terminate this Agreement more than three (3) months before the deadline for performance of annual assessment work for the succeeding annual assessment year, TRC shall have no obligation to perform annual assessment work nor to prepare, record and/or file evidence of the same for the following annual assessment year. The parties acknowledge that there are presently no annual assessment work requirements for the unpatented mining claims which constitute the Property.

13.1.2 Federal Mining Claim Maintenance Fees. If under applicable federal laws and regulations federal annual mining claim maintenance fees are required to be paid for the unpatented mining claims which constitute all or part of the Property, beginning with the annual assessment work period of September 1, 2006, to September 1, 2007, and not less than thirty (30) days before the applicable deadline, TRC shall timely and properly pay the federal annual mining claim maintenance fees, and shall execute and record or file, as applicable, proof of payment of the federal annual mining claim maintenance fees and of Owner's intention to hold the unpatented mining claims which constitute the Property. TRC shall deliver to Owner proof of TRC's compliance with this Section not less than fifteen (15) days before the applicable deadline. If TRC elects to terminate this Agreement more than three (3) months before the deadline for payment of the federal annual mining claim maintenance fees for the succeeding annual assessment year, TRC shall have no obligation to pay the federal annual mining claim maintenance fees for the Property for the succeeding assessment year.

13.1.3 Work Commitment. During the periods described below, TRC shall perform exploration or pre-development work on the Property, including, without limitation, geological, geochemical and geophysical investigations and surveys, sampling and assaying, exploration drilling, engineering, metallurgical and other technical analyses, investigations and studies of the Property. Work commitment expenditures by TRC during any period in excess of the work commitment obligation for such period shall not be credited against TRC's subsequent work commitment obligations. On Owner's request, TRC shall provide documentary substantiation of TRC's performance of its work commitment obligations. TRC's work commitment obligations are:

Lease Period	Work Commitment Amount
Before January 15, 2007	$ 50,000.00
First Lease Year	$100,000.00
Second Lease Year	$100,000.00
Third Lease Year	$100,000.00
Fourth Lease Year	$100,000.00
Fifth Lease Year	$100,000.00
Sixth Lease Year	$100,000.00
Seventh Lease Year	$100,000.00
Eighth Lease Year	$100,000.00
Ninth Lease Year	$100,000,00

13.2 Amendment of Mining Laws. The parties acknowledge that legislation for the

Exhibit B

amendment or repeal of the mining laws of the United States applicable to the Property has been, and in the future may be, considered by the United States Congress. The parties desire to insure that any and all interests of the parties in the lands subject to the unpatented mining claims which comprise all or part of the Property, including any rights or interests acquired in such lands under the mining laws as amended, repealed or superseded, shall be part of the Property and shall be subject to the Agreement. If the mining laws applicable to the unpatented mining claims subject to this Agreement are amended, repealed or superseded, the conversion or termination of Owner's interest in the Property pursuant to such amendment, repeal or supersession of the mining laws shall not be considered a deficiency or defect in Owner's title in the Property, and TRC shall have no right or claim against Owner resulting from the conversion, diminution, or loss of Owner's interest in and to the Property, except as expressly provided in this Agreement.

If pursuant to any amendment or supersession of the mining laws Owner is granted the right to convert its interest in the unpatented mining claims comprising the Property to a permit, license, lease, or other right or interest, all converted interests or rights shall be deemed to be part of the Property subject to this Agreement. Upon the grant or issuance of such converted interests or rights, the parties shall execute and deliver an addendum to this Agreement, in recordable form, by which such converted interests or rights are made subject to this Agreement.

14. Relationship of the Parties.

14.1 No Partnership. This Agreement shall not be deemed to constitute any party, in its capacity as such, the partner, agent or legal representative of any other party, or to create any joint venture, partnership, mining partnership or other partnership relationship between the parties.

14.2 Competition. Except as expressly provided in this Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavors of any sort outside the Property or outside the scope of this Agreement, whether or not competitive with the endeavors contemplated under this Agreement, without consultation with or participation of the other party. In particular, without limiting the foregoing, neither party to this Agreement shall have any obligation to the other as to any opportunity to acquire any interest, property or right offered to it outside the scope of this Agreement.

15. Inspection. Owner or Owner's duly authorized representatives shall be permitted to enter on the Property and TRC's workings at all reasonable times for the purpose of inspection, but they shall enter on the Property at their own risk and in such a manner which does not unreasonably hinder, delay or interfere with TRC's operations.

16. Title. Owner represents that: (a) the claims were properly located in accordance with applicable federal and state laws and regulations; (b) all assessment work requirements for the claims have been performed and all filings and recordings of proof of performance have been made properly and the federal annual mining claim maintenance and rental fees have been paid

28287000 Lease Timberline 062606   11

properly; (c) the claims are in good standing; (d) subject to the paramount title of the United States, Owner has good right and full power to lease and to convey the interests described in this Agreement; and (e) the claims are free and clear of all liens, claims and encumbrances created by, through or under Owner. Owner disclaims any representation or warranty concerning the existence or proof of a discovery of locatable minerals on or under the Property.

17.   Covenants, Warranties and Representations. Each of the parties covenants, warrants and represents for itself as follows:

17.1   Compliance with Laws. That it has complied with all applicable laws and regulations of any governmental body, federal, state or local, regarding the terms of and performance of its obligations under this Agreement.

17.2   No Pending Proceedings. That there are no lawsuits or proceedings pending or threatened which affect its ability to perform the terms of this Agreement.

17.3   Costs. That it shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

17.4   Brokers. That it has had no dealings with any agent, broker or finder in connection with this Agreement, and shall indemnify, defend and hold the other party harmless from and against any claims that may be asserted through such party that any agent's broker's or finder's fee is due in connection with this Agreement.

18.   Termination by Owner. Any failure by TRC to perform any of its covenants, liabilities, obligations or responsibilities under this Agreement shall be a default. Owner may give TRC written notice of a default. If the default is not remedied within thirty (30) days after receipt of the notice, provided the default can reasonably be cured within that time, or, if not, if TRC has not within that time commenced action to cure the same or does not after such commencement diligently prosecute such action to completion, Owner may terminate this Agreement by delivering notice to TRC of Owner's termination of this Agreement. In the case of TRC's failure to pay the Payments, Owner shall be entitled to give TRC written notice of the default, and if such default is not remedied within fifteen (15) days after the receipt of the notice, then Owner may terminate this Agreement by delivering notice to TRC of Owner's termination of this Agreement. On termination of this Agreement based on TRC's default, within ten (10) days after termination TRC shall execute and deliver to Owner a release and termination of this Agreement in form acceptable for recording.

19.   Termination by TRC. TRC may at any time terminate this Agreement by giving three (3) months advance written notice to Owner. If TRC terminates this Agreement, TRC shall perform all obligations and pay all payments which accrue or become due before the termination date. On TRC's termination of this Agreement, within ten (10) days after termination TRC shall execute and deliver to Owner a release and termination of this Agreement in form acceptable for recording.

20.   Surrender of Property. On expiration or termination of this Agreement, TRC shall surrender the Property promptly to Owner and at TRC's sole cost shall remove from the Property all of TRC's buildings, equipment and structures. TRC shall reclaim the Property in accordance with all applicable Governmental Regulations. TRC shall diligently perform reclamation and restoration of the Property such that TRC's reclamation and restoration shall be completed before expiration of this Agreement and not later than the date required under any Governmental Regulations.

21.   Data. Within thirty (30) days following termination of this Agreement, TRC shall deliver to Owner copies of all data regarding the Property in TRC's possession at the time of termination which before termination have not been furnished to Owner and, at Owner's request, TRC shall deliver to Owner all drilling core, samples and sample splits taken from the Property.

22.   Force Majeure. The respective obligations of either party, except TRC's obligations under Sections 4.1, 6, 7, 9-11, 12.1.3, 12.5, 13.1.2 and 21 of this Agreement, shall be suspended during the time and to the extent that such party is prevented from compliance, in whole or in part, by war or war conditions, actual or potential, earthquake, fire, flood, strike, labor stoppage, accident, riot, unavoidable casualty, act or restraint, present or future, or any lawful authority, statute, act of God, act of public enemy, delays in transportation, or other cause of the same or other character beyond the reasonable control of such party. A party which invokes force majeure shall immediately notify the other party of the force majeure event and shall diligently attempt to cure, end or remediate the force majeure event. The party which invokes force majeure shall immediately notify the other party on termination of the force majeure event.

23.   Confidentiality. The data and information, including the terms of this Agreement, coming into a party's possession by virtue of this Agreement shall be deemed confidential and shall not be disclosed to outside third parties except as may be required to publicly record or protect title to the Property or to publicly announce and disclose information under Governmental Regulations or under the rules and regulations of any stock exchange on which the stock of any party, or the parent or affiliates of any party, is listed. Each party agrees to inform the other party of the content of the announcement or disclosure in sufficient time to permit the other party to jointly or simultaneously make a similar public announcement or disclosure. If a party negotiates for a transfer of all or any portion of its interest in the Property or under this Agreement or negotiates to procure financing or loans relating to the Property, in order to facilitate any such negotiations such party shall have the right to furnish information to third parties, provided that each third party to whom the information is disclosed agrees to maintain its confidentiality in the manner provided in this Section.

24.   Assignment.

24.1   TRC's Assignment. Except as expressly provided in this Agreement, TRC shall not assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer

28287000 Lease Timberline 062606   13

Exhibit B

(each a "Transfer") all or any part of its interest in this Agreement or the Property, without, in each case, Owner's prior written consent, which shall not be withheld unreasonably. Any Transfer of this Agreement which is prohibited under this Section shall be deemed void and shall constitute a material default under the terms of this Agreement.

24.2   Owner's Assignment. Subject to TRC's rights under this Agreement, Owner shall have the right to assign, convey, encumber, or sell all or any part of its interest in this Agreement or the Property. No change in ownership of Owner's interest in the Property shall affect TRC's obligations under this Agreement unless and until Owner delivers and TRC receives copies of the documents which demonstrate the change in ownership of Owner's interest. Until TRC receives Owner's notice and the documents required to be delivered under this Section, TRC may continue to make all payments under this Agreement as if the transfer of Owner's ownership interest had not occurred. No division of Owner's ownership as to all or any part of the Property shall enlarge TRC's obligations or diminish TRC's rights under this Agreement.

25.   Memorandum Agreement. The parties shall execute and deliver a memorandum of this Agreement. The execution of the memorandum shall not limit, increase or in any manner affect any of the terms of this Agreement or any rights, interests or obligations of the parties.

26.   Notices. Any notices required or authorized to be given by this Agreement shall be in writing and shall be sent either by commercial courier, facsimile, or by certified U.S. mail, postage prepaid and return receipt requested, addressed to the proper party at the address stated below or such address as the party shall have designated to the other parties in accordance with this Section. Such notice shall be effective on the date of receipt by the addressee party, except that any facsimiles received after 5:00 p.m. of the addressee's local time shall be deemed delivered the next day.

If to Owner:	Diversified Inholdings, LLC PO Box 34089 Reno, Nevada 89533-4089
If to TRC :	Timberline Resources Corporation 1100 East Lakeshore Drive #301 Coeur D'Alene, Idaho 83814

27.   Binding Effect of Obligations. This Agreement shall be binding upon and inure to the benefit of the respective parties and their successors or assigns.

28.   Entire Agreement. The parties agree that the entire agreement between them is written in this Agreement and in a memorandum of agreement of even date. There are no terms or conditions, express or implied, other than expressly stated in this Agreement. This Agreement may be amended or modified only by a written instrument signed by the parties with the same formality as this Agreement.

28287000 Lease Timberline 062606   14

Exhibit B

29. Governing Law and Forum Selection. This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada. Any action or proceeding concerning the construction, or interpretation of the terms of this Agreement or any claim or dispute between the parties shall be commenced and heard in the Second Judicial District Court of the State of Nevada, in and for the County of Washoe, Reno, Nevada.

30. Multiple Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

31. Severability. If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any Governmental Regulations, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be invalid.

32. Time of Essence. Time is of the essence in the performance of the parties' obligations under this Agreement.

The parties have executed this Agreement effective as of the Effective Date.

Diversified Inholdings, LLC

By ____________________
Greg Ekins, Manager

By ____________________
Peter Dilles, Manager

Timberline Resources Corporation

By ____________________
Title: V.P. Exploration

STATE OF NEVADA,)

28287000 Lease Timberline 062606 15

Exhibit B







ss.
COUNTY OF WASHOE.)

This Mining Lease and Option to Purchase Agreement was acknowledged before me on August 16, 2006, by Greg Ekins as Manager of Diversified Inholdings, LLC.

Jennifer A Debenham
Notary Public

NOTARY PUBLIC
STATE OF NEVADA
County of Washoe
JENNIFER A. DEBENHAM
No: 06-107123-2
My Appointment Expires May 10, 2010

STATE OF NEVADA,)
ss.
COUNTY OF WASHOE.)

This Mining Lease and Option to Purchase Agreement was acknowledged before me on August 16, 2006, by Peter Dilles as Manager of Diversified Inholdings, LLC.

Jennifer A Debenham
Notary Public

NOTARY PUBLIC
STATE OF NEVADA
County of Washoe
JENNIFER A. DEBENHAM
No: 06-107123-2
My Appointment Expires May 10, 2010

STATE OF NEVADA)
ss.
COUNTY OF WASHOE)

This Mining Lease and Option to Purchase Agreement was acknowledged before me on August 16, 2006, by Paul Eric Dircksen as V.P. Exploration of Timberline Resources Corporation.

Jennifer A Debenham
Notary Public

NOTARY PUBLIC
STATE OF NEVADA
County of Washoe
JENNIFER A. DEBENHAM
No: 06-107123-2
My Appointment Expires May 10, 2010

Exhibit B

Mining Lease and Option to Purchase Agreement
Exhibit A
Description of CD Property and Area of Interest

Property.

See attached list of unpatented mining claims.

Area of Interest.

The Area of Interest encompasses the following lands in Mineral County, Nevada defined by subdivisions of the public survey as T5N, R34E Sections: 1 W1/2, 2 all, 11 N1/2, and 12 NW1/4. T6N, R34E: Sections 26 W1/4, 27 all, 28 all, 33 E1/4, NW4/NE4, NE4/NW4, 34 all, 35 all, covering approximately 4240 acres without exclusion of any lands. The Area of Interest is illustrated in the attached map.

Exhibit B



East Camp Douglas
Exhibit A
Diversified Inholdings Claims and Area of Interest

Area of Interest Div. In. L.L.C.

CD 88   Claims Controlled by Div. In. L.L.C.

Interior Boundary

Exterior Boundary

N

FEET
0   1500'   3000'
Scale 1:36,000 1" = 3000'

June 12, 2006
ECD_Land_Exhibit_A.dwg

Exhibit 99.1   August 21, 2006 Press Release

Timberline Exercises Option on East Camp Douglas Gold Project

COEUR D'ALENE, Idaho, Aug 21, 2006 (PRIMEZONE via COMTEX) – Timberline Resources Corporation (OTCBB: TBLC) announced today that it has exercised its option on the East Camp Douglas ("ECD") project, located along the prolific Walker Lane Mineral Belt in south-central Nevada.

Paul Dircksen, Timberline's V.P. of Exploration, stated, "We have mobilized a field crew to ECD to conduct geochemical sampling along with detailed surface and geological mapping, focused on alteration and structural interpretation. We are also digitizing and reviewing available historical data from previous operators to assist in prioritizing exploration targets, which we plan to drill by mid-2007. The ECD Project has district-scale potential with significant gold intercepts and thereby meets Timberline's corporate strategy of identifying and exploring projects capable of hosting a multi-million ounce precious metal deposit."

The ECD property is comprised of 87 unpatented mining claims, totaling more than 1,700 acres and represents a high priority epithermal gold-silver exploration project. Drilling by previous operators included intercepts of 60 feet of 0.47 ounces per ton (oz/t) gold and 10 feet of 0.19 oz/t gold, with select rock chip samples grading up to 4.9 oz/t gold. Two separate areas of low-sulphidation quartz-adularia and high-sulphidation quartz-alunite alteration and mineralization have been partially explored on the property.

As announced on June 30, the ECD agreement calls for Timberline to render annual advance royalty payments of $15,000 escalating to a cap of $75,000 and annual work expenditure obligations of $50,000, escalating to a cap of $100,000. Upon completion of a positive feasibility study or a production decision, Timberline may purchase the property for $10,000 subject to a three percent Net Smelter Returns (NSR) royalty, of which one percent may be purchased for $2 million.
This press release has been reviewed and approved by Paul Dircksen, a Qualified Person as defined by NI 43-101.

Timberline Resources Corporation is a unique, growth-oriented company that combines positive cash flow from its ownership of Kettle Drilling, Inc. with the "blue sky" upside of its experienced mineral exploration team. Timberline is a fully reporting company with fewer than 20 million shares outstanding. Its common stock is quoted on the OTC Market under the symbol "TBLC."

Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on beliefs of management as well as assumptions made by and information currently available to management. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

This news release was distributed by PrimeZone, www.primezone.com

SOURCE: Timberline Resources Corporation

By Staff

CONTACT: Timberline Resources Corporation
     John Swallow, Chairman and CEO
     (208) 664-4859
     www.timberline-resources.com